FOR IMMEDIATE RELEASE	WEDNESDAY, JANUARY 24, 2007

Shell Canada announces dividend

Calgary, Alberta - The Directors of Shell Canada Limited today declared a quarterly dividend of eleven cents ($0.11) per common share. The dividend is an eligible dividend and will be payable March 15, 2007, to shareholders of record February 15, 2007.

Unless otherwise requested, dividends payable to shareholders with registered addresses in the United States will be converted into U.S. funds at the rate quoted for U.S. funds by the Bank of Canada at noon on the record date.

For further information contact:

Ken Lawrence
Manager, Investor Relations
Calgary, Alberta
(403) 691-2175

Visit Shell Canada’s Internet website at www.shell.ca